                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              EMERITUS CORPORATION
                       (Name of Subject Company (Issuer))

                              EMERITUS CORPORATION
                      (Names of Filing Persons (Offerors))

  OPTIONS UNDER EMERITUS CORPORATION AMENDED AND RESTATED 1995 STOCK INCENTIVE
                PLAN TO PURCHASE COMMON STOCK, PAR VALUE $.0001
                       PER SHARE, HELD BY OPTION HOLDERS
                         (Title of Class of Securities)

                                   291005-10-6
                      (CUSIP Number of Class of Securities)
                               (Underlying Class)

                              RAYMOND R. BRANDSTROM
               VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                              EMERITUS CORPORATION
                         3131 ELLIOTT AVENUE, SUITE 500
                            SEATTLE, WASHINGTON 98121
                                 (206) 298-2909
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                  J. SUE MORGAN
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                            SEATTLE, WASHINGTON 98101
                                 (206) 583-8888

                                   MAY 9, 2001

                            CALCULATION OF FILING FEE

            TRANSACTION VALUATION*              AMOUNT OF FILING FEE
            $23,629                             $4.73

        * For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 1,195,083 shares of common stock, par value $.0001 per share of Emeritus Corporation, having an aggregate value of $23,629 as of March 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  N/A          Form or Registration No.:  N/A

        Filing Party:  N/A                    Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]     third-party tender offer subject to Rule 14d-1.

        [X]     issuer tender-offer subject to Rule 13e-4.

        [ ]     going private transaction subject to Rule 13e-3.

        [ ]     amendment to Schedule 13D under Rule 13d-2.


        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 1. SUMMARY TERM SHEET

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 9, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a) The name of the issuer is Emeritus Corporation, a Washington Corporation (the "Company"), and the address of its principal executive office is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, (206) 298-2909. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Emeritus Corporation") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO (this "Schedule TO"), relates to an offer by the Company to exchange all options held by current employees of the Company or its subsidiaries which are outstanding under the Company's Amended and Restated 1995 Stock Incentive Plan ("Stock Incentive Plan") to purchase shares of our common stock, par value $.0001, for new options that will be granted under the Stock Incentive Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 7 (Price Range of Common Stock Underlying the Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Making an Election and Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.



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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

        (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d) Not applicable.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

        (a) Not applicable.

        (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a) Not applicable.

ITEM 10. FINANCIAL INFORMATION

     The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Emeritus Corporation"), Section 16 ("Additional Information"), Section 17 ("Forward Looking Statements;



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Miscellaneous") and the financial information included in the Company's Annual
Report on Form 10-K for the fiscal year ended December 1, 2000, as amended, particularly pages 25 through 33 and F-1 through F-23, is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)       Offer to Exchange dated May 9, 2001.

(a)(1)(B)       Form of Election Form.

(a)(1)(C)       Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(b)             Not applicable.

(d)(1)          Emeritus Corporation Amended and Restated 1995 Stock Incentive
                Plan.

(d)(2) Form of Incentive Stock Option Letter Agreement pursuant to Emeritus Corporation Amended and Restated 1995 Stock Incentive Plan.

(d)(3) Form of Nonqualified Stock Option Letter Agreement pursuant to Emeritus Corporation 1995 Stock Incentive Plan.

(d)(4) Preferred Stock Purchase Agreement (including Designation of Rights and Preferences of Series A Convertible Exchangeable Redeemable Preferred Stock of Emeritus Corporation Agreement, Registration of Rights Agreement and Shareholders Agreement) dated October 24, 1997, between the registrant ("Seller") and Merit Partners, LLC ("Purchaser"), incorporated by reference to
                Exhibit 4.1, filed with the Company's Third Quarter Report on Form 10-Q (File No. 1-14012) on November 14, 1997.

(d)(5) Series B Preferred Stock Purchase Agreement dated as of December 10, 1999, between Emeritus Corporation and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.1, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(6) Designation of Rights and Preferences of Series B Convertible Preferred Stock as filed with the Secretary of State of Washington on December 29, 1999, incorporated by reference to
                Exhibit 4.2, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(7) Shareholders Agreement dated as of December 30, 1999, among Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., incorporated by reference to
                Exhibit 4.3, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.



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(d)(8)          Registration Rights Agreement dated as of December 30, 1999, between Emeritus Corporation and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.4, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(9) Investment Agreement dated as of December 30, 1999, among Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., Saratoga Partners IV, L.P. and Saratoga Management Company LLC, incorporated by reference to
                Exhibit 4.5, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(g)             Not applicable.

(h)             Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 9, 2001

                                            EMERITUS CORPORATION



                                            By: /s/ Daniel R. Baty
                                               ---------------------------------
                                               Daniel R. Baty
                                               Chairman and Chief Executive
                                               Officer



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                                  EXHIBIT INDEX



ITEM 12. EXHIBITS


(a)(1)(A)       Offer to Exchange dated May 9, 2001.

(a)(1)(B)       Form of Election Form.

(a)(1)(C)       Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(d)(1)          Emeritus Corporation Amended and Restated 1995 Stock Incentive
                Plan.

(d)(2) Form of Incentive Stock Option Letter Agreement pursuant to Emeritus Corporation Amended and Restated 1995 Stock Incentive Plan.

(d)(3) Form of Nonqualified Stock Option Letter Agreement pursuant to Emeritus Corporation 1995 Stock Incentive Plan.

(d)(4) Preferred Stock Purchase Agreement (including Designation of Rights and Preferences of Series A Convertible Exchangeable Redeemable Preferred Stock of Emeritus Corporation Agreement, Registration of Rights Agreement and Shareholders Agreement) dated October 24, 1997, between the registrant ("Seller") and Merit Partners, LLC ("Purchaser"), incorporated by reference to
                Exhibit 4.1, filed with the Company's Third Quarter Report on Form 10-Q (File No. 1-14012) on November 14, 1997.

(d)(5) Series B Preferred Stock Purchase Agreement dated as of December 10, 1999, between Emeritus Corporation and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.1, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(6) Designation of Rights and Preferences of Series B Convertible Preferred Stock as filed with the Secretary of State of Washington on December 29, 1999, incorporated by reference to Exhibit 4.2, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(7) Shareholders Agreement dated as of December 30, 1999, among Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.3, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.



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(d)(8)          Registration Rights Agreement dated as of December 30, 1999, between Emeritus Corporation and Saratoga Partners IV, L.P., incorporated by reference to Exhibit 4.4, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.

(d)(9) Investment Agreement dated as of December 30, 1999, among Emeritus Corporation, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners IV, L.P., Saratoga Partners IV, L.P. and Saratoga Management Company LLC., incorporated by reference to Exhibit 4.5, filed with the Company's Form 8-K (File No. 1-14012) on January 14, 2000.



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